UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

Bradner Ventures Ltd.
(Translation of registrant's name into English)

Suite 1260, 609 Granville Street, Vancouver, BC, Canada V7Y 1G5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BRADNER VENTURES LTD.
(A Development Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED
AUGUST 31, 2002

BRADNER VENTURES LTD.
(A Development Stage Company)
BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	August 31, 2002	November 30, 2001
		(Audited)

ASSETS

Current
Cash and cash equivalents	$3,266	$41,740
Accounts receivable	572	906
Prepaid expenses	500	500

	$4,338	$43,146

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Note 6)	$29,813	$32,226

Shareholders' equity
Capital stock (Note 3)
Authorized
75,000,000 common shares without par value
25,000,000 preferred shares without par value
Issued
5,291,284 common shares (November 30, 2001 - 4,441,547)	4,029,498	3,812,479
Deficit accumulated during the exploration stage	(4,054,973)	(3,801,559)

	(25,475)	10,920

	$4,338	$43,146

Commitment (Note 8)

Contingency (Note 9)

Subsequent events (Note 10)
On behalf of the Board:

/s/ Richard Coglon	Director	/s/ Ron Schmitz	Director

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three Month Period Ended August 31,	Three Month Period Ended August 31,	Nine Month Period Ended August 31,	Nine Month Period Ended August 31,
	2002	2001	2002	2001

EXPENSES
Bank charges and interest	$413	$87	$1,924	$274
Management fees	-	9,595	-	20,512
Office and miscellaneous	1,665	1,755	5,137	5,736
Professional fees	6,499	6,421	39,711	43,107
Shareholder information	-	1,452	7,138	2,646
Transfer agent and regulatory fees	538	1,003	7,026	5,433
Travel and promotion	-	581	729	610

	9,115	20,894	61,665	78,318

OTHER ITEMS
Interest income	-	(434)	(1,526)	(5,255)
Foreign exchange gain	-	-	(29)	-
Write-down of advances to affiliate (Note 4)	-	-	193,304	-

	-	(434)	191,749	(5,255)

Net loss for the period	$(9,115)	$(20,460)	$(253,414)	$(73,063)

Deficit, beginning of period	(4,045,858)	(3,364,730)	(3,801,559)	(3,312,127)

Deficit, end of period	$(4,054,973)	$(3,385,190)	$(4,054,973)	$(3,385,190)

Basic and diluted loss per share	$(0.002)	$(0.005)	$(0.050)	$(0.020)

Weighted average shares outstanding	5,291,284	3,979,132	5,043,493	3,636,527

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

	Three Month Period Ended August 31,	Three Month Period Ended August 31,	Nine Month Period Ended August 31,	Nine Month Period Ended August 31,
	2002	2001	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(9,115)	$(20,460)	$(253,414)	$(73,063)
Items not affecting cash:
Write-down of advances to affiliate	-	-	193,304	-

Changes in non-cash working capital items:
(Increase) decrease in accounts receivable	784	617	334	1,034
Increase (decrease) in accounts payable and accrued liabilities	4,493	2,431	(2,413)	(16,373)

Net cash flows used in operating activities	(3,838)	(17,412)	(62,189)	(88,402)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	-	128,947	217,019	128,947

Net cash flows provided by financing activities	-	128,947	217,019	128,947

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to affiliate	-		(193,304)	-
Loan receivable	-	(325,000)	-	(325,000)

Net cash flows used in investing activities	-	(325,000)	(193,304)	(325,000)

Change in cash and cash equivalents for the period	(3,838)	(213,465)	(38,474)	(284,455)

Cash and cash equivalents, beginning of period	7,104	221,470	41,740	292,460

Cash and cash equivalents, end of period	$3,266	$8,005	$3,266	$8,005

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
AUGUST 31, 2002

1. BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Bradner Ventures Ltd. (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF".

On July 4, 2001, the Company announced that it had signed a letter of intent pursuant to which the Company intended to purchase all of the issued and outstanding shares of Bestshot.com Inc. ("Bestshot"). Bestshot is a Nevada company, which currently has 20,515,492 shares issued and outstanding. Closing of the acquisition is subject to a number of conditions, including the preparation and execution of a definitive acquisition agreement and approval by the Company's shareholders.

Bestshot is a provider of computer generated digital video images and clips, stock footage and related services, to the design and broadcast industry.

The Company had agreed to effect a 2:1 reverse split (consolidation) of its issued and outstanding share capital and has agreed to complete a private placement of its common shares to raise a minimum of US $750,000 at no less than US $1.00 per share (post consolidation).

On January 22, 2002, the Company announced that its shareholders had approved the Share Exchange Agreement (see note 6) between Bestshot.com and the Company. Changing the name of Bestshot.com Inc. to Mouve' Image Inc. was also approved by the shareholders. The name change will take place once all terms and conditions under the Share Exchange Agreement have been completed.

The Company announced on May 31, 2002 that it will not be proceeding with the Share Exchange Agreement with Bestshot.com Inc. that was signed on December 13, 2001, as Bestshot was unable to complete the terms of the agreement.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financings, or generating profitable operations in the future. It is management's plan to seek additional capital through equity financing.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
AUGUST 31, 2002

2. NATURE OF OPERATIONS (cont'd)

	August 31, 2002	November 30, 2001
		(Audited)
Working capital (deficiency)	$(25,475)	$10,920
Deficit accumulated during the exploration stage	(4,054,973)	(3,801,559)

3. CAPITAL STOCK

	Number of Shares	Amount

Authorized
75,000,000 common shares without par value
25,000,000 preferred shares without par value
Issued
As at November 30, 2001	4,441,547	$3,816,429
For cash
Exercise of options	90,000	18,900
Exercise of warrants	634,737	158,684
Private placement	125,000	39,435
Less: share issue costs	-	(3,950)

As at August 31, 2002	5,291,284	$4,029,498

The Company completed a private placement of 125,000 units at US $0.20 per unit for gross proceeds of $US $25,000. Each unit consists of one common share and a share purchase warrant to purchase an additional common share at US$0.25 per share for two years.

Stock options and warrants outstanding as of August 31, 2002 are as follows:

	Number Of Shares	Exercise Price	Expiry Date

Options	50,000	$ 0.15 US	June 26, 2011

Warrants	125,000	0.25 US	November 29, 2003
	125,000	0.25 US	December 6, 2003

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
AUGUST 31, 2002

4. WRITE-DOWN OF ADVANCES TO AFFILIATE

The Company advanced a total of $193,304 to an affiliated company, Bestshot.com ("Bestshot") during the current period.

The Company advanced the funds to Bestshot for the development of their product line to further enhance growth of the company. The monies advanced by the Company have been spent and expensed by Bestshot. Accordingly, the Company has fully provided for the advances made to Bestshot. Once the intended merger with Bestshot has been completed, the loan amount owing will be eliminated.

The Company announced on May 31, 2002 that it will not be proceeding with the Share Exchange Agreement with Bestshot that was signed on December 13, 2001, as Bestshot was unable to complete the terms of the agreement.

However, the Company is contemplating the possible purchase of Bestshot's assets, including its website, its digital video library and its Origin Digital Video Series under different terms.

5. INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

6. RELATED PARTY TRANSACTIONS

During the period, the Company entered into transactions with related parties as follows:

a) Paid or accrued $4,500 (2001 - $4,500) for office rent to a company controlled by a director.

b) aid or accrued $13,225 (2001 - $20,512) in administration and accounting fees to a company which a director is president.

c) Advanced $193,304 (2001 - $Nil) to an affiliated company that has a common director. This amount was written-down to nil during the period.

Included in accounts payable is $19,655 (2001 - $4,296) due to a company of which a director is president.

7. SEGMENT INFORMATION

The Company currently conducts substantially all of its operations in Canada in one business segment.

8. COMMITMENT

The Company has entered into a share Exchange Agreement (the "Agreement") with Bestshot.com ("Bestshot") in which the Company will acquire all of the issued and outstanding common shares of Bestshot, consisting of 20,515,492 shares. Pursuant to the terms of the Agreement, the Company will issue 20,515,492 common shares as consideration for the acquisition of the issued and outstanding common shares of Bestshot. The Company will issue the shares once all of the conditions of the Agreement have been fulfilled. Bestshot is controlled by a director of the Company.

The Company announced on May 31, 2002 that it will not be proceeding with the Share Exchange Agreement with Bestshot that was signed on December 13, 2001, as Bestshot was unable to complete the terms of the agreement.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)
AUGUST 31, 2002

8. COMMITMENT (cont'd)

However, the Company is contemplating the possible purchase of Bestshot's assets, including its website, its digital video library and its Origin Digital Video Series under different terms.

9. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance, relating to land reclamation, was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US $12,078 (CAD $17,875) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

To date, no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US $12,078 (CAD $17,875). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

10. SUBSEQUENT EVENTS

There are no subsequent events to report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

Date: October 17, 2002

/s/ Ron Schmitz
Ron Schmitz, President